Exhibit 99.1
CORRECTION FROM SOURCE: Bennett Environmental Inc. Corrects Minor
Errors in Report of Fourth Quarter and 2005 Year End Results
Oakville, Ontario, June 2, 2006 - Bennett Environmental Inc. (“BEI” or the “Company”) announced on May 31, 2006 its financial results for the year ended December 31, 2005 and operating results for the fourth quarter and full year 2005 and reported on other developments.
The Company wishes to correct two minor errors in the May 31 press release. These changes are noted below. These changes do not affect the net earnings as previously reported, nor do they affect any annual information contained in the financial statements released on May 31.
On page 2 of the May 31 press release under the heading “Financial Results-Fourth Quarter”, the amount of sales of fourth quarter of 2004 was incorrectly stated as $4.8 million, which has been changed to $4.9 million. On page 5 of the May 31 press release in the Consolidated Statement of Operations and Retained Earnings, with respect to the 3 months ended 31-Dec-05, the two items of “Administration and business development” of $3,845,469 and “Settlement of litigation” of $878,025 were incorrectly listed as separate items and have been combined as one item as “Administration and business development” of $4,723,494. There are no other amendments to the press release.
The full text of the press release, as amended, is attached as Schedule “A” hereto.
About Bennett Environmental Inc.
Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Quebec and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.
Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol "BEL"). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert President & CEO or Andrew Boulanger, Vice President/CFO, at the Oakville office at (905) 339-1540.

Bennett Environmental Inc. (“BEI”) Reports Fourth Quarter
and 2005 Year End Results (Schedule A)
Highlights
•	BEI confirms asset impairment of $15.4 million at its facility in Belledune, New Brunswick. This impairment contributes to the cumulative loss of $20.2 million in the fourth quarter of 2005, or $0.94 per share on revenues of $8.8 million for the three months ended December 31, 2005

•	For the full year, the net loss was $25 million ($1.16 per common share)

•	Contribution margins (“defined as sales less operating costs”) increased significantly over 2004

•	During the fourth quarter of 2005 the Company’s cash position increased by approximately $2 million in cash

•	Recupere Sol Inc. (“RSI”) expects to start up production June 5, 2006
Oakville, Ontario, May 31, 2006 - Bennett Environmental Inc. today announced its financial results for the year ended December 31, 2005 and operating results for the fourth quarter and full year 2005 and reported on other developments.
Financial results
Fourth Quarter 2005
The Company announced an after tax loss of $20.2 million or $(0.94 per common share) on revenues of $8.8 million in the fourth quarter of 2005. This compares to a net loss of $9.7 million ($0.53 per common share) on sales of $4.9 million in same quarter of 2004.
Twelve months ended December 31, 2005
For the year ended December 31, 2005, the Company recorded a loss of $25 million ($1.16 per common share) on revenues of $29.3 million, compared to a loss of $14 million ($0.76 per common share) on revenues of $30.6 million on December 31, 2004.
The primary reasons for these losses were due to one time items, primarily taken in the fourth quarter of 2005. They are:
1.	$15.4 million asset impairment at the facility in Belledune; and

2.	$1.1 million of legal fees associated with efforts to resolve previously reported regulatory matters.

In 2005, gross margins increased significantly for the year and were 33.5% of sales, compared to 16.6% of sales for the same period in 2004.
In 2005, administrative and business development costs fell by 10.7% from $15.8 million in 2004 to $14.1 million for the fiscal year ended December 31, 2005.
BEI is recording an asset impairment of $15.4 million relating to its facility in Belledune, New Brunswick. The Belledune facility was constructed in 2003 and 2004. During 2005 the plant was idle and did not process any material commercially. The permit negotiated in 2003 was focused mainly on creosote-contaminated soils. The viability for processing this type of contaminated soil has become uncertain. Based on this the Company believes that these assets are impaired. Management believes that over time, positive cash flow will be generated from this facility to support the revised valuation.
Amortization in 2005 was $4.3 million, compared to $3.7 million a year earlier. The higher amortization in 2005 was a result of accelerated amortization of certain equipment and licenses the company purchased in 2003.
During the fourth quarter of 2005 the Company’s cash position increased by approximately $2 million in cash. All of this cash was generated from changes in working capital. Most of this change was due to a recovery of income taxes.
Operating results
In the fourth quarter of 2005, the Company processed approximately 15,200 tonnes from its Quebec facility and approximately 330,000 kilograms in its Cornwall facility. This compares to approximately 15,100 tonnes being processed at the Company’s Quebec facility and 442,000 kilograms at the Company’s Cornwall facility in the third quarter of 2005. While the volumes are roughly the same in the fourth quarter as they were in the third quarter of 2005 contribution margins were lower as a result of the Company processing material from one contract that generated lower revenue per tonne. The Company processed most of the material from this contract in the fourth quarter of 2005.
BEI expects the plant will resume full operations on June 5, 2006.
The financial statements for the year ended December 31, 2005 were filed with the securities regulators in Canada on May 31, 2006.
Forward Looking Statements
Certain statements contained in this press release and in certain documents incorporated by reference into this press release constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and “confident” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. BEI believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. BEI undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
About Bennett Environmental Inc.
Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Quebec and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.
Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert President & CEO or Andrew Boulanger, Vice President/CFO, at the Oakville office at (905) 339-1540.

BENNETT ENVIRONMENTAL INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
December 31, 2005 and 2004

	2005	2004

Assets

Current assets:
Cash and cash equivalents	$ 7,844,521	$13,830,570
Restricted cash	1,349,316	1,349,490
Accounts receivable	16,817,042	14,316,648
Income tax receivable	959,417	3,417,204
Deferred costs	625,506	331,709
Prepaid expenses and other	860,991	1,199,871

	28,456,793	34,445,492

Future income tax asset	595,091	891,826

Note receivable	173,250	315,000

Property, plant and equipment	33,166,627	48,920,377

Other assets	2,486,673	4,793,069

Goodwill	646,638	646,638

	$ 65,525,072	$90,012,402

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 5,820,376	$6,646,005
Deferred revenue	1,416,286	661,557
Current portion of long-term liabilities	1,117,747	1,218,405

	8,354,409	8,525,967

Long-term liabilities	808,996	1,483,045

Shareholders’ equity:
Share capital	67,997,683	67,644,681
Contributed surplus	2,645,303	1,595,205
(Deficit) Retained earnings	(14,281,319)	10,763,504

	56,361,667	80,003,390

	$ 65,525,072	$90,012,402

BENNETT ENVIRONMENTAL INC.
Consolidated Statement of Operations and Retained Earnings
(Expressed in Canadian dollars)
For the three and twelve-month periods ended December 31, 2005 with comparative figures for December 31, 2004

	12 months	12 months	3 months	3 months
	31-Dec-05	31-Dec-04	31-Dec-05	31-Dec-04
		(Restated)		(Restated)

Sales	$29,250,249	$30,642,052	$8,777,025	$4,861,021

Expenses

Operating costs	19,456,611	25,568,125	5,327,110	8,699,393
Administration and business development	14,089,405	15,780,332	4,723,494	4,528,906

Amortization	4,307,568	3,771,371	792,513	1,594,597
Foreign exchange	325,611	273,626	(31,652)	236,449
Settlement of litigation	878,025	—	—	—

Loss from asset impairment	15,376,475	4,343,979	15,376,475	—

Interest expense	50,675	305,313	(77,876)	233,335

	54,484,370	50,042,746	26,110,064	15,292,680

Loss before undernoted	(25,234,121)	(19,400,694)	(17,333,039)	(10,431,659)
Loss on investment	—	(818,193)	—	(818,193)
Interest and other income	381,752	580,280	88,870	141,812

Loss before income taxes	(24,852,369)	(19,638,607)	(17,244,169)	(11,108,040)
Income tax (recoverable) expense
Current	(104,281)	(2,937,047)	416,399	632,328

Future	296,735	(2,746,536)	2,539,521	(2,059,744)

	192,454	(5,683,583)	2,955,920	(1,427,416)

Net loss	(25,044,823)	(13,955,024)	(20,200,089)	(9,680,624)

Retained Earnings, beginning of period	10,763,504	24,718,528	5,918,770	20,444,128

(Deficit) Retained Earnings, end of period	$(14,281,319)	$10,763,504	$(14,281,319)	$10,763,504

Basic loss per share	$(1.16)	$(0.76)	$(0.94)	$(0.53)

Fully diluted loss per share	$(1.16)	$(0.76)	$(0.94)	$(0.53)

BENNETT ENVIRONMENTAL INC.
Consolidated Statement of Cash Flows
(Expressed in Canadian Dollars)
For the three and twelve-month periods ended December 31, 2005 with comparative figures for December 31, 2004

	12 months	12 months	3 months	3 months
	31-Dec-05	31-Dec-04	31-Dec-05	31-Dec-04
		(Restated)		(Restated)
CASH PROVIDED BY (USED IN):
Operations:
Net loss	$(25,044,823)	$(13,955,024)	$(20,200,089)	$(9,680,624)
Items not involving cash
Amortization	4,307,568	3,771,371	792,513	1,594,597
Stock-based compensation	1,050,098	675,176	639,614	185,228
Loss on disposal of capital assets	4,330	—	363	—
Loss (gain) on investments	(175,000)	818,193	—	818,193
Loss from asset impairment	15,376,475	4,343,979	15,376,475	—
Future income taxes	296,735	(2,746,536)	2,539,071	(487,193)
Increase in cash surrender value of life insurance	(79,242)	(30,375)	—	—
Accretion expense	95,171	165,000	176,685	—
Change in non-cash operating working capital
Accounts receivable	(2,500,394)	7,807,707	(1,970,344)	5,891,079
Deferred costs	(293,797)	(179,816)	432,242	(331,709)
Prepaid expenses and other	338,880	955,112	312,197	1,605,944
Accounts payable and accrued liabilities	(825,629)	(3,928,117)	829,209	(879,632)
Deferred revenue	754,729	(152,852)	689,763	661,557
Income taxes receivable/payable	2,457,787	(4,513,449)	3,049,817	152,171
Severance payable	(800,378)	1,660,000	(407,094)	1,660,000

	(5,037,490)	(5,309,631)	2,260,422	1,189,611

Financing Activities
Repayments of long-term liabilities	(69,500)	(121,744)	(87,974)	2,391,616
Issuance of share capital net of share issue costs	353,002	37,838,129	—	11,925,848
Shares repurchased and held in treasury	—	(71,879)	—	(71,879)
Decrease (increase) in restricted cash	174	(316,080)	—	—

	283,676	37,328,426	(87,974)	14,245,585

Investing Activities
Note receivable	141,750	(142,500)	(8,250)	(15,000)
Proceeds on disposal of Investments	175,000	—	—	—
Proceeds on disposal of capital assets	108,170	—	2,055	—
Purchase of capital assets	(1,572,465)	(28,304,636)	(155,658)	(4,920,771)
Increase in license, permits and other assets	(84,690)	(1,294,032)	—	(926,489)

	(1,232,235)	(29,741,168)	(161,853)	(5,862,260)

(Decrease) increase in cash & cash equivalents	(5,986,049)	2,277,627	2,010,595	9,572,936
Cash & cash equivalents, beginning of period	13,830,570	11,552,943	5,833,926	4,257,634

Cash & cash equivalents, end of period	$7,844,521	$13,830,570	$7,844,521	$13,830,570

Supplemental disclosure of cash flow information:
Cash paid for: Interest paid	$42,358	$20,800	$—	$20,800
Income taxes paid (refunded)	(2,821,142)	385,212	(2,572,259)	(688,242)
Supplemental disclosure of non-cash transactions:
Stock options granted for services rendered	—	436,461	—	185,228